Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2010	Years ended December 31,
		2009	2008	2007	2006	2005
Income (loss) from continuing operations before income taxes and accounting changes	$331	$(792)	$(942)	$1,606	$1,853	$1,745
Less: income attributable to noncontrolling interests before income taxes	150	87	—	—	—	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$181	$(879)	$(942)	$1,606	$1,853	$1,745

Fixed charges included in income (loss) from continuing operations:
Interest expense	$337	$393	$470	$481	$364	$293
Interest portion of rental expense	11	14	18	15	15	13

Subtotal	348	407	488	496	379	306
Interest credited to investment contractholders	636	984	1,293	1,552	1,520	1,423

Total fixed charges from continuing operations	984	1,391	1,781	2,048	1,899	1,729
Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—
Interest credited to investment contractholders	—	—	—	1	2	2

Total fixed charges from discontinued operations	—	—	—	1	2	2

Total fixed charges	$984	$1,391	$1,781	$2,049	$1,901	$1,731

Income (loss) available for fixed charges (including interest credited to investment contractholders)	$1,165	$512	$839	$3,655	$3,754	$3,476

Ratio of income (loss) to fixed charges (including interest credited to investment contractholders)	1.18	0.37	0.47	1.78	1.97	2.01

Income (loss) available for fixed charges (excluding interest credited to investment contractholders)	$529	$(472)	$(454)	$2,102	$2,232	$2,051

Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	1.52	(1.16)	(0.93)	4.24	5.89	6.70

For the years ended December 31, 2009 and 2008, our deficiency in income necessary to cover fixed charges was $879 million and $942 million, respectively.